KRAMER LEVIN NAFTALIS & FRANKEL llp

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

July 14, 2016

Ms. Kathy Churko
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Archstone Alternative Solutions Fund (the "Fund") Post-Effective Amendment to Registration Statement on Form N-2 (the “POS 8C Filing”) File Numbers: 333-202864; 811-23042

Dear Ms. Churko:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on July 8, 2016 in connection with the Fund's POS-8C Filing on June 7, 2016.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the POS 8C filing.

Prospectus- Page 4

1.	Please explain how the “Borrowings” section in the “Prospectus Summary” is not misleading as it states that “The Fund generally does not expect to engage in borrowings other than on a short-term or temporary basis” given that the Fund drew down on the credit line in October, paid approximately 29 bps in interest expense and the borrowings remain outstanding at the fiscal year end.

Borrowings are and were only intended to be temporary as disclosed in the prospectus. The Fund launched on October 1, 2015.  The credit line was accessed on November 30, 2015 to increase the portfolio to approximately $25 million, which was to be repaid as additional shareholders purchased Shares (the “Temporary Borrowing”).  In fact, on January 6, 2016, the Fund paid back approximately $1 million of the Temporary Borrowing.  Upon repayment of the Temporary Borrowing, the Fund’s only borrowings are expected to be very short-term borrowings for cash management purposes only.  For the reasons discussed below, the asset raising efforts have been slower than expected and the Temporary Borrowing has not yet been fully retired.  In light of the foregoing, we have clarified the disclosure to elaborate on the nature of the Temporary Borrowing.  Please see Exhibit A showing clarifying disclosure changes contained in this section, as well as on page 23 of the prospectus.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
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www.kramerlevin.com

Securities and Exchange Commission
July 14, 2016

2.	Please confirm whether the Fund has cured its previous failure to qualify as a RIC under Subchapter M of the Code.

Confirmed as of June 30, 2016.

Prospectus- Page 11

3.	Please explain why the Fund paid a distribution to shareholders if it did not earn any income or realize any gain?

To avoid a nondeductible 4% federal excise tax, the Fund is required to distribute by December 31st of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years on which the Fund paid no U.S. federal income tax.

The Fund paid a distribution of $77,066 (approximately, $0.04/share with 2,084,321.551 shares outstanding) based on its estimated figures of ordinary income received from its underlying managers during October and November and projections made by the same through December 31, 2015.  For tax purposes, ordinary income includes dividend and interest income and expenses.  During this same period, the Fund estimated a capital loss of  $29,888.    While the Fund generated a total loss for the year, it did in fact have “ordinary income” for federal tax purposes and to avoid the nondeductible federal excise tax the Fund made the distribution based on such estimated and projected figures accordingly.

Securities and Exchange Commission
July 14, 2016

Prospectus- Page 13

4.	Based on the expenses reflected in the “Financial Highlights” for the fiscal year end, it appears that the “Fee Table” is understated. Please explain. Please also explain the ongoing continuous use of the “Fee Table” in the currently effective prospectus which understates interest expense by 29 bps.

Exhibit A includes a revised “Fee Table” that now reflects increased “Other Expenses” taking into account offering expenses to be incurred in the current fiscal year.  We believe this adjustment will cause the ratio to more closely align with those expenses reflected in the “Financial Highlights” table.

With respect to the interest expense shown in the “Fee Table”, at the time of the effectiveness of the current prospectus, the Adviser and the Fund had no ability to estimate the amount of the credit line, if any, that would be needed for the Temporary Borrowing to enable the Fund to invest in a sufficiently diversified number of Portfolio Funds consistent with its investment strategy.  Although the marketing efforts on behalf of the Fund were and are significant, the Fund, unfortunately, did not experience sufficient increases in assets in the subsequent months of the first fiscal year to retire the Temporary Borrowing due to market conditions and unanticipated delays in approvals for platform sales.  We agree that it is appropriate at the commencement of the new fiscal period to amend our “Fee Table” to reflect the full amount of the interest expense that was applicable throughout the current fiscal year.  (This may prove to be an overstatement of interest expense because the Fund is continuously marketed to increase assets with a view to eliminate the Temporary Borrowing in its entirety which, upon repayment, should have the effect of reducing interest expense from the level shown in the amended “Fee Table”.)

Further, during the initial period, we continually considered when it would be appropriate to update  the “Fee Table”, but determined not to, because: (i) the level of interest expense was expected to shrink materially over time due to intended and expected repayment of the Temporary Borrowing; and (ii) during the same period, as higher interest expense was being incurred, actual Acquired Fund Fees and Expenses (“AFFE”) were materially lower than those estimated  in the initial prospectus (the proposed amended “Fee Table” shows AFFE at 63 bps lower than the estimated AFFE in the initial prospectus).  Thus, on balance, the expense ratio in the “Fee Table” in the current prospectus seemed appropriate and, if anything, higher than what would actually be experienced if it were fully updated at a point in time prior to the requisite annual update.  Given the ongoing uncertainty as to what AFFE and interest expense would ultimately be during the initial fiscal year, waiting until the required annual update to reflect actual previous fiscal year expenses seemed, on balance, the appropriate course of action.

Securities and Exchange Commission
July 14, 2016

5.	Does the “Amount Paid or Absorbed Under Expense Limitation Agreement” include the 120 bp management fee waiver?

No, the “Amount Paid or Absorbed Under Expense Limitation Agreement” does not include the voluntary 120 bp management fee waiver.  This fact is clarified in amended Footnote 7 to the Fee Table included in Exhibit A hereto.

6.	In Footnote 5 of the “Summary of Fund Expenses,” please add the word “estimated” before “…based on actual expenses incurred….”

The requested addition has been made.

7.	Explain why the organizational and offering expenses are not included in the amount of other expenses, as instruction 9 to Item 3 on Form N-2 says “‘Other Expenses’ include all expenses (except fees and expenses reported in other items in the table) that are deducted from the Registrant’s assets and will be reflected as expenses in the Registrant’s statement of operations….”

See Exhibit A hereto as the Footnote disclosure has been revised to delete the reference to the exclusion of these expenses, as applicable offering costs are now reflected in the revised “Other Expenses” shown in the Fee Table in Exhibit A.  Specifically, see Response #4 and Exhibit A showing a revised Fee Table that reflects applicable offering costs estimated to be incurred in the current fiscal year.  Instruction 6 to Item 3 on Form N-2 states “‘Other Expenses’” are based on estimated amounts for the current fiscal year.”  (There are no organizational expenses to be borne in the current fiscal year.)

Prospectus- Page 15

8.	Is the $0.04 under the “Distributions from net investment income” line item in the “Financial Highlights” a return of capital rather than a distribution from net investment income, since the “Statement of Operations” shows a net loss and no realized gains?

The $0.04 under the “Distributions of net investment income” is a dividend distribution that investors either reinvested or took. See also Response #3 above noting that the Fund paid a distribution of $77,066 (approximately, $0.04/share with 2,084,321.551 shares outstanding).

9.	Please explain the meaning of “exclusive of management fees” in the “Before fee waivers/reimbursements, exclusive of management fees” line item in the “Financial Highlights.”

Securities and Exchange Commission
July 14, 2016

The disclosure has been revised to delete the reference to “Before fee waivers/reimbursement of expenses, exclusive of management fees” and has been replaced with the following: “Before reimbursement of expenses, inclusive of management fees”.

10.	Please explain whether the “After fee waivers/reimbursement of expenses, exclusive of interest expense” line item in the “Financial Highlights” includes the contractual and voluntary waivers?

The “After fee waivers/reimbursement of expenses” includes all relevant waivers.

Annual Report- Page 4

11.	Please explain how the offering costs are being accounted for on the balance sheet and income statement, as the same number is used in the assets, liabilities and expenses sections of those statements?

The Fund initially incurred offering costs of approximately $317,994.  According to U.S. Generally Accepted Accounting Principles (“GAAP”), the Fund is required to amortize such offering costs over a 12 month period.  Such costs were paid by A.P. Management Company, LLC on behalf of the Fund and therefore subject to reimbursement. The figures provided reflect the 12 month amortized costs over a 6 month period.  By September 30, 2016 initial offering costs will no longer be amortized.

Annual Report- Page 5

12.	Please explain the response (“Not applicable”) to the comment given on the registration statement contained in the response letter dated June 23, 2015 (“If the Fund anticipates that it may engage in any borrowing in the year following effectiveness of the registration statement, please provide in the fee table an estimate of the expenses and costs of such borrowing.”). Why didn’t the Fund update its prospectus if it borrowed on the line of credit and the borrowing cost amounted to approximately 29 bps?

Please see Response #1 above.

Annual Report- Page 6

13.	Why does the “Distribution to Shareholders” in the “Statement of Changes in Net Assets” show a distribution of $77,066 if the Fund earned dividend income of about $236, paid expenses of just over $68K, and a net investment loss of just over $68K with no realized capital gains?

Securities and Exchange Commission
July 14, 2016

The dividend of $77,066 is for tax purposes and the “Statement of Changes in Net Assets” covers GAAP income and expenses. Please see Response #3 above.

14.	Please identify the source of the distribution in the “Statement of Changes in Net Assets”.

Please see Responses # 3, 8 and 13.

Annual Report- Page 8

15.	Please identify the source of the distribution in the “Financial Highlights”.

Please see Responses # 3, 8 and 13.

Annual Report- Page 9

16.	Please disclose if the Fund has any unfunded commitments currently or as of March 31, 2016.

Not applicable.

Annual Report- Page 9

17.	Does the Fund currently still plan to meet the requirements to qualify as a RIC for the current tax year?

Yes, as of June 30, 2016, the Fund has met the requirements to qualify as a RIC.

In addition to the above, the applicant acknowledges that:

•	the applicant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the applicant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
July 14, 2016

•	the applicant may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen